July 10, 2006

Mr. Stephen Riggio
Chief Executive Officer
Barnes & Noble, Inc.
122 Fifth Avenue
New York, NY 10011

> **Re: Barnes & Noble, Inc.**
> **Form 10-K for the Fiscal Year Ended January 28, 2006**
> **Filed April 5, 2006**
> **Form 10-Q for the Quarterly Period Ended April 29, 2006**
> **Filed June 2, 2006**
> **File No. 1-12302**

Dear Mr. Riggio:

We have reviewed your filings and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 28, 2006

Schedule – Valuation and Qualifying Accounts, page 25

1.   In future filings, please describe amounts charged to other accounts in a footnote to the schedule. See Rule 12-09 of Regulation S-X. In addition, please be advised that accounts receivable of acquired businesses should be valued at present value of amounts to be received less allowances for uncollectibility.

Exhibit 13.1

Selected Consolidated Financial Data, page F-1

2.   In future filings, please expand your disclosure regarding the determination of same store sales in footnote 8 to include how you treat relocated stores or expansions in the square footage of stores in these computations, as well as stores that were closed during the period.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page F-2

3.   In future filings, please quantify, in dollars, sales attributable to opening new stores and the increase in same store sales in your discussions of sales so that investors better understand the portion of the overall change in store sales from year to year that relates to each of the factors you identify. Refer to Item 303(a)(3) of Regulation S-K.

Consolidated Statements of Changes in Shareholders' Equity, page F-20

4.   Please tell us the items and their amounts included in the charge to retained earnings related to the spin-off of GameStop. Please also tell us why the charge does not represent the amount of the net assets distributed in the spin-off as reflected in non-cash activities supplemental cash flow information on page F-21. Please include a reconciliation of the amounts in your response.

Notes to Consolidated Financial Statements, page F-22

5.   We note that you have not reported information about operating segments. We assume that you have identified only one operating segment in accordance with paragraphs 10-15 of SFAS 131 or that you have aggregated two or more operating segments in accordance with paragraph 17 of SFAS 131. Please tell us the operating segments you have identified and the operating segments that you have aggregated, if applicable. If you have aggregated two or more segments, please tell us why you meet each of the aggregation criteria in paragraph 17 of SFAS 131 and EITF 04-10. In doing so, please specifically address the operations of Sterling Publishing Co., Inc. and Calendar Club LLC. In any event, please tell us and disclose in future filings the factors used to identify your reportable segments, including the basis of organization including whether operating segments have been aggregated. Please refer to paragraph 26 of SFAS 131.

6.   Please disclose the accumulated balances for each classification of accumulated comprehensive income in future filings. Please refer to paragraph 26 of SFAS 130.

Note 1. Summary of Significant Accounting Policies, page F-22

Other Long-Lived Assets, page F-24

7.   Please tell us and disclose in future filings a description of impaired long-lived assets and the events or changes in circumstances leading to impairments for each period in which an impairment loss is recognized. In that regard, we note that you closed a number of stores in each fiscal year and recognized impairment losses only in the most recent fiscal year. Please explain to us why no impairment losses were required in the other fiscal years. Additionally, in future filings, please disclose the line item within your statements of operations where impairment losses are recorded. Please refer to paragraph 26 of SFAS 144.

Advertising Costs, page F-25

8.   In future filings, please disclose the total amount charged to advertising expense for each period presented. Please refer to paragraph 49(c) of SOP 93-7. Please also disclose the amount of cooperative advertising allowances netted against gross advertising expense charged to selling and administrative expenses. Please refer to your response to comment 1 in our letter dated May 30, 2002 related to our previous review of your Form 10-K for the fiscal year ended February 2, 2002.

Note 2. GameStop Spin-Off, page F-27

9.   Please explain to us in detail your income tax treatment of the sale of Class B common stock to GameStop. In doing so, please tell us your basis for recognizing the tax adjustments associated with the related taxable capital gain as a charge to retained earnings. Please also tell us your basis for including the costs related to the redemption of the Class B common stock by GameStop in the charge to retained earnings. Please cite the authoritative literature that supports your accounting treatment.

Note 7. Net Earnings Per Share, page F-32

10.   In future filings, please disclose the number of securities that you excluded from your computation of diluted earnings per share that could potentially dilute basic earnings per share in the future. Please refer to paragraph 40(c) of SFAS 128.

Note 9. Employees' Retirement and Defined Contribution Plan, page F-35

11. It appears that you have recorded an additional minimum pension liability in an amount equal to the unrecognized actuarial loss. Please tell us the amount of the unfunded accumulated benefit obligation of your pension plan and how you calculated the additional minimum pension liability. Please also explain to us the basis for your recognition of the additional minimum pension liability in the context of paragraphs 36 and 37 of SFAS 87.

12. In future filings, please include a narrative description of the method used to determine the overall expected long-term rate-of-return assumption for your plan assets required by paragraph 5(d)(3) of SFAS 132(R); disclose the accumulated benefit obligation required by paragraph 5(d)(4) of SFAS 132(R) and disclose the measurement dates used to determine pension and other postretirement benefit measurements required by paragraph 5(k) of SFAS 132(R).

Note 10. Income Taxes, page F-36

13. Please tell us what the deferred tax liability related to your investment in Barnes & Noble.com represents given that Barnes & Nobles.com is included in your consolidated financial statements. In doing so, please tell us the types and amounts of temporary differences included in this line item and why the amounts are not reflected in the differences between the tax basis of the assets and liabilities and their reported amounts in your consolidated balance sheets.

Note 12. Changes in Intangible Assets and Goodwill, page F-39

14. In future filings, please disclose the carrying amount and accumulated amortization for each major class of intangible assets subject to amortization and the carrying amount for each major class of unamortizable intangible assets. Please refer to paragraph 45 of SFAS 142.

Note 14. Stock-Based Incentive Plans, page F-40

15. Please tell us why your estimate of the fair value of options granted in fiscal 2005 does not include an assumption for expected dividends on the underlying shares for the expected term of the options given the initiation of quarterly dividends during the period.

Note 16. Legal Proceedings, page F-45

16.   Please tell us the amounts that you accrued in connection with the class action litigation related to your classification of certain employees and when you accrued the amounts

Form 10-Q for the Quarterly Period Ended April 29, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Critical Accounting Policies, page 20

Gift Cards, page 21

17.   Please tell us the following related to your disclosures regarding gift cards:

   a. How you estimate the amount of your gift card liability for which the likelihood of redemption is remote;

   b. How you determined your historical redemption patterns and whether you change the estimates as additional information is obtained;

   c. Whether breakage includes any amounts subject to escheat laws;

   d. What your historical redemption patterns are and whether you recognize breakage upon the sale of gift cards or over the term of your performance obligation;

   e. Whether you have estimated and recognized gift card breakage consistently over the past three years, and, if not, when you began to recognize breakage and the change in circumstances that enabled you to do so; and

   f. The amount of gift cards sold and the amount of breakage recognized in the last three fiscal years and the line item in the statement of operations that includes breakage.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Ruggiero at (202) 551-3331 or William Thompson at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief